Exhibit 99.1

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

NEWS RELEASE

Kobex Minerals Inc.: Board of Directors and Officers

Vancouver, BC – July 10, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – is pleased to announce that at the Annual General and Special Shareholders’ meeting, which was held on July 8th, 2013, the following persons were elected to the board of directors: Michael Atkinson, E. Kenneth Paul, David Schmidt, A. Murray Sinclair and Paul van Eeden.

At a meeting of Directors held on July 9, 2013, Jack H.L. Miller was appointed to the Board of Directors, Philip du Toit was appointed as the Company’s President and Chief Executive Officer, John Downes was appointed as Chief Financial Officer, Sandra Lee was appointed as Corporate Secretary and Paul van Eeden was elected as Chairman of the Board.

“Our immediate focus is to reduce the overhead and administrative costs of the company” stated Philip du Toit. “We are also actively looking for a suitable merger or acquisition to put our company’s treasury to use and we are evaluating other options to create returns for our shareholders” he added.

“We appreciate the patience and support of our shareholders” commented Paul van Eeden “and we have restructured the board and management of the company to bring new urgency and focus to the task at hand.”

For further information, please contact:

Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

On behalf of
KOBEX MINERALS INC.

“Philip du Toit”
Philip du Toit, President & CEO

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